March 23, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002
Facsimile: (202) 772-9213

Attention:	Ms. Cecilia D. Blye, Chief
Office of Global Security Risk

Re:	Avery Dennison Corporation
Form 10-K for the Fiscal Year ended December 31, 2005
Filed March 15, 2006
File No. 1-7685
Ladies and Gentlemen:
     In connection with the comments contained in the December 14, 2006 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mr. Dean A. Scarborough, President and Chief Executive Officer of Avery Dennison Corporation (for these purposes, including all of its subsidiaries worldwide, the “Company”), the Company’s responses to the Staff’s comments are presented below.
For your convenience, we have set forth the comments contained in the Staff’s Comment Letter, followed by our responses.
Form 10-K for the Year Ended December 31, 2005
General
1.	Staff Comment: We note that your website lists addresses and contact information for resellers in Kish Island, Iran and Damascus, Syria. We also note several “Instructional Bulletins” for the durability of certain company products that list, among other countries and U.S. states, Cuba, Iran, North Korea, Syria and Sudan. Each of these countries is identified as a state sponsor of terrorism by the State Department and subject to sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control. We note that the Form 10-K does not contain any information relating to operations in or contacts with any of these countries. Please describe your operations in and contacts with these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security

Securities and Exchange Commission
March 23, 2007
holders. Your response should describe your current, historical and anticipated operations and contacts with Cuba, Iran, North Korea, Sudan and Syria, including through subsidiaries, affiliates, reseller offices, agents other direct and indirect arrangements.
The Company does not have operations in Cuba, Iran, North Korea, Syria or Sudan. Based on a review of information provided by the Company’s subsidiaries, certain foreign subsidiaries had de minimis sales to certain distributors and companies in Iran and Syria during 2004, 2005 and 2006, as follows:
Office and Consumer Products segment:
One of the Company’s subsidiaries in Italy sold office labels (die-cut labels and mailing labels) to a distributor in Syria. These products were manufactured in Europe and contained less than 10% U.S. content. Sales were approximately U.S. $28,000 in 2004, and U.S. $19,000 in 2005. There were no sales in 2006.
Retail Information Services segment:
One of the Company’s subsidiaries in Europe sold small desktop printers and accessories used to print information, including barcodes on labels, to a distributor in Syria and to a company in Iran. These products were manufactured in Europe and contained less than 10% U.S. content. Sales were approximately U.S. $11,000, U.S. $4,000 and U.S. $19,000 in 2004, 2005 and 2006, respectively.
Pressure-sensitive Materials segment:
Roll Materials business
One of the Company’s subsidiaries in South Africa sold soap stiffener board that a company in Iran used in its soap packaging product. The stiffener board was sourced from a South African supplier and contained less than 10% U.S. content. Sales were approximately U.S. $72,000 in 2005 and $123,000 in 2006. There have been no sales since March 2006.
Additionally, one of the Company’s subsidiaries in Europe has sold to several companies in Iran and Syria pressure-sensitive label materials to make labels that are typically used to label food, health and beauty products. These materials were manufactured in Europe and contained less than 10% U.S. content. Sales to Iran and Syria were approximately U.S. $524,000, U.S. $710,000 and U.S. $299,000 during 2004, 2005 and 2006, respectively. There have been no sales since September 2006.

Securities and Exchange Commission
March 23, 2007
Graphics and reflective businesses
One of the Company’s subsidiaries in Europe sold graphic materials to Iran and Syria during 2004 to 2006, including pressure-sensitive materials for digital and offset printers, and for screen printers and sign makers. These products were manufactured in Europe and contained less than 10% U.S. content. Sales to Iran and Syria were approximately U.S. $635,000, U.S. $16,000 and U.S. $79,000 during 2004, 2005 and 2006, respectively.
The Company’s reflective products division is currently reviewing materials sold during the period from 2004 to 2006. It appears that some U.S.-manufactured material for traffic signs and license plates was sold by a European subsidiary out of European inventory and ultimately destined for Syria. The reflective products division has made an initial voluntary disclosure to the Office of Export Enforcement of the U.S. Department of Commerce that it is reviewing this information for potential violations of applicable export restrictions. Affected sales for these transactions during the period from 2004 through 2006 were approximately U.S. $350,000.
Other specialty converting businesses:
The Company’s specialty tape business in Europe sold materials to secure diapers (diaper tapes) for baby/adult diapers to customers in Iran and Syria from 2004 to 2006. These products were manufactured in Europe and contained less than 10% U.S. content. Sales to Iran and Syria totaled approximately U.S. $4.9 million, U.S. $3.9 million and U.S. $3.5 million during 2004, 2005 and 2006, respectively.
With the possible exception of the reflective products sold by a European subsidiary out of European inventory to Syria, the Company believes that the above transactions were permissible.
2.	Staff Comment: Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with each of the countries individually and in the aggregate. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity

Securities and Exchange Commission
March 23, 2007
fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Oregon, New Jersey and other states have adopted, and additional states in, and/requiring the divestment of certain assets from, companies that do business with Sudan. Harvard University, Stanford University, Dartmouth College, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative and university actions directed toward companies with operations associated with Cuba, Iran, North Korea, Sudan and Syria.
The Company refers the Staff to the Company’s response to comment No. 1. The Company believes that these sales to distributors and companies in Iran and Syria are not material to the Company and do not constitute a material investment risk to the Company’s investors. In assessing materiality of such sales, the Company considered materiality based on quantitative factors, as well as qualitative factors that a reasonable investor would consider important in making an investment decision in the Company’s securities, including the potential impact of the Company’s reputation and share value.
The Company understands that certain legislation and guidelines referred to by the Staff have been adopted by certain states and organizations that permit or require divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. The Company is not aware that such legislation has, to date, had a material impact on the Company’s reputation or share value.
3.	Staff Comment: Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in Iran.
The Company’s Code of Business Principles provides for compliance with applicable legal requirements, including trade sanction regulations. The Company has initiated a review of its policies, procedures, and practices relating to compliance with export control policies, including any transactions relating to countries that have been listed as state sponsors of terrorism, with a view to enhancing controls pertaining to compliance with applicable U.S. legal requirements.

Securities and Exchange Commission
March 23, 2007
4.	Staff Comment: Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.
To the best of our knowledge, the Company’s sales referred to above have not involved the receipt of cash by governments or entities controlled by governments of any of the countries referenced, nor have such governments or entities acted as intermediaries in connection with such sales.
5.	Staff Comment: Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.
To the best of our knowledge, our products are unrelated to the production or use of weapons of mass destruction or other weapons systems.
In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please do not hesitate to contact Thomas W. Dobson of Latham & Watkins at (213) 485-1234 or the undersigned at (626) 304-2000.

Sincerely,
/s/ Mitchell R. Butier
Mitchell R. Butier
Vice President and Controller

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance
James Lopez, Office of Global Security Risk

Daniel R. O’Bryant
Thomas W. Dobson, Esq.